                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 1)*

                                GLB Bancorp, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   361778 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

     Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street,
                      Cleveland, Ohio 44114, 216-736-7204
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 August 1, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d- 1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 9 Pages

                                  SCHEDULE 13D

CUSIP NO. 361778 10 3                                        PAGE 2 OF 9  PAGES


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           RICHARD M. OSBORNE TRUST
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ X ]
                                                                    (b)  [___]

--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                [___]

--------------------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           OHIO
--------------------------------------------------------------------------------

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                           329,996
                                         ---------------------------------------
            BENEFICIALLY
                                          8     SHARED VOTING POWER
              OWNED BY
                                         ---------------------------------------
                EACH                      9     SOLE DISPOSITIVE POWER

              REPORTING                         329,996
                                         ---------------------------------------
               PERSON
                                         10     SHARED DISPOSITIVE POWER
                WITH
--------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            329,996
--------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                               [___]

--------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.5%
--------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON*

           OO

---------  ---------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 361778 10 3                                        PAGE 3 OF 9 PAGES


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           TURKEY VULTURE FUND XIII, LTD.
--------------------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ X ]
                                                                     (b) [___]

--------------------------------------------------------------------------------

3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           WC
--------------------------------------------------------------------------------

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                [___]


--------------------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           OHIO
--------------------------------------------------------------------------------

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                           24,800
                                         ---------------------------------------
            BENEFICIALLY                  8     SHARED VOTING POWER

              OWNED BY                   ---------------------------------------
                                          9     SOLE DISPOSITIVE POWER
                EACH
                                                24,800
              REPORTING                  ---------------------------------------

               PERSON                    10     SHARED DISPOSITIVE POWER

                WITH
--------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           24,800
--------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                               [___]

--------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.2%
--------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON*

           OO

---------  --------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 361778 10 3                                        PAGE 4 OF 9 PAGES


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           RICHARD M. OSBORNE
--------------------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ X ]
                                                                       (b) [___]

--------------------------------------------------------------------------------

3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS


--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                  [___]


--------------------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES OF AMERICA
--------------------------------------------------------------------------------

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                           80(1)
                                         ---------------------------------------
            BENEFICIALLY
                                          8     SHARED VOTING POWER
              OWNED BY
                                         ---------------------------------------
                EACH
                                          9     SOLE DISPOSITIVE POWER
              REPORTING
                                                80(1)
               PERSON                   ----------------------------------------

                WITH                     10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           80(1)
--------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 [___]


--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           LESS THAN 1%
--------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON*

           IN

---------  --------------------------------------------------------------------



(1) Vested options to purchase 80 shares of common stock at an exercise price of $13.00 per share.

CUSIP NO. 361778 10 3

         This Amendment No. 1 to Schedule 13D Statement ("Amendment No. 1") is filed on behalf of the Richard M. Osborne Trust, an Ohio trust, Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company and Richard M. Osborne, an individual, for the purpose of reporting acquisitions of shares of common stock, without par value (the "Shares"), of GLB Bancorp, Inc. an Ohio corporation ("GLB Bancorp").

Item 2.  Identity and Background.
         -----------------------

         Item 2 of Schedule 13D is hereby amended and supplemented as follows:

         (a) The persons filing this Amendment No. 1 are (i) the Richard M. Osborne Trust, an Ohio Trust (the "Trust"), (ii) Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), and (iii) Richard M. Osborne, an individual. Richard M. Osborne is the sole trustee of the Trust and the sole manager of the Fund.

         (b) The address of the Trust and the Fund, and the business address of Mr. Osborne, is 8500 Station Street, Suite 113, Mentor, Ohio 44060.

         (c) The Trust was established by Mr. Osborne for estate planning purposes, and the principal business of the Fund is to acquire, hold, sell or otherwise invest in all types of securities and other instruments. Mr. Osborne's principal occupation is President of OsAir, Inc., a property developer and manufacturer of industrial gases for pipeline delivery. OsAir, Inc. is located at 8500 Station Street, Suite 113, Mentor, Ohio 44060. Mr. Osborne is also Vice Chairman and a director of GLB Bancorp.

         (d) Negative with respect to the Trust, the Fund and Mr. Osborne.

         (e) Negative with respect to the Trust, the Fund and Mr. Osborne.

         (f) The Trust is a trust organized under the laws of the State of Ohio, and the Fund is a limited liability company organized under the laws of the State of Ohio. Mr. Osborne is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Item 3 of Schedule 13D is hereby amended and supplemented as follows:

         The Shares reported herein as having been acquired by the Fund were acquired with working capital of the Fund for the aggregate purchase price of approximately $209,400 (excluding commissions).

                                  5 of 9 Pages

CUSIP NO. 361778 10 3

Item 4.  Purpose of Transaction.
         ----------------------

         Item 4 of Schedule 13D is hereby amended and supplemented as follows:

         The Fund acquired the Shares for the purpose of investment. The Fund and Mr. Osborne reserve the right to dispose of or acquire additional Shares from time to time. Other than set forth in this Item 4, neither the Fund nor Mr. Osborne currently has any plans or proposals concerning corporate affairs or transactions of GLB Bancorp of the type listed in items (a) through (j) of Item 4 of Schedule 13D (except as such transactions and affairs may be considered by Mr. Osborne in his capacity as Vice Chairman and a director of GLB Bancorp).

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         Item 5 of Schedule 13D is hereby amended and supplemented as follows:

         (a) According to the most recently available filing with the Securities and Exchange Commission by GLB Bancorp, there are 2,133,906 Shares outstanding.

         The Trust beneficially owns 329,996 Shares, or 15.5% of the outstanding Shares. The Fund beneficially owns 24,800 Shares, or approximately 1.2% of the outstanding Shares. Mr. Osborne beneficially owns 80 Shares, or less than 1% of the outstanding Shares, which Shares Mr. Osborne has the right to acquire by exercise of vested options granted under GLB Bancorp's 1998 Stock Option and Incentive Plan (a copy of which is included as Exhibit 10.A to GLB Bancorp's Form SB- 2 Registration Statement). As sole trustee of the Trust and sole manager of the Fund, Mr. Osborne may be deemed to beneficially own all 354,876 Shares, or approximately 16.6% of the outstanding Shares.

         (b) Mr. Osborne, as sole trustee of the Trust and sole manager of the Fund, has the sole power to vote or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by the Trust and the Fund.

         (c) Since the filing of the Schedule 13D Statement on May 22, 1998, the Trust has not acquired any Shares.

             During the past 60 days, the Fund purchased 9,800 Shares in open market transactions as set forth below:

                                  6 of 9 Pages

CUSIP NO. 361778 10 3

                                                        Approximate Per
                                                          Share Price
     Date              Number of Shares             (Excluding Commissions)
     -----             ----------------             -----------------------
    7/24/00                  1,000                           $8.13
    7/25/00                  1,000                           $8.50
    7/25/00                  1,000                           $8.75
    7/27/00                  1,200                           $9.00
    7/31/00                  1,000                           $9.00
    7/31/00                  1,000                           $9.00
    8/1/00                   2,600                           $9.00
    8/1/00                   1,000                           $9.00


Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ------------------------

         Item 6 of Schedule 13D is hereby amended and supplemented as follows:

                  175,950 Shares owned by the Trust are pledged as security for a $2.0 million Promissory Note, payable on demand, executed by Mr. Osborne in favor of Huntington National Bank ("Huntington"). The Promissory Note, attached hereto as Exhibit 7.1, bears interest at the prime rate announced by Huntington from time to time. The pledge of the 175,950 Shares is evidenced by a Commercial Pledge and Security Agreement, attached hereto as Exhibit 7.2.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Item 7 of Schedule 13D is hereby amended and supplemented as follows:

         Exhibit 7.1 Promissory Note, dated October 6, 1998, executed by Richard M. Osborne in favor of Huntington National Bank

         Exhibit 7.2      Commercial Pledge and Security Agreement among Richard
                          M. Osborne, Richard M. Osborne Trust and Huntington National Bank

         Exhibit 7.3      Joint Filing Agreement



                                  7 of 9 Pages

CUSIP NO. 361778 10 3

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 23, 2000                      TURKEY VULTURE FUND XIII, LTD.


                                            By:   /s/ Richard M. Osborne
                                               ------------------------------
                                                 Richard M. Osborne, Manager


                                            RICHARD M. OSBORNE TRUST


                                            By:   /s/ Richard M. Osborne
                                               ------------------------------
                                                 Richard M. Osborne, Trustee


                                             /s/ Richard M. Osborne
                                            ---------------------------------
                                            Richard M. Osborne, Individually








                                  8 of 9 Pages

CUSIP NO. 361778 10 3

                                  Exhibit Index

         Exhibit 7.1 Promissory Note, dated October 6, 1998, executed by Richard M. Osborne in favor of Huntington National Bank

         Exhibit 7.2      Commercial Pledge and Security Agreement among Richard
                          M. Osborne, Richard M. Osborne Trust and Huntington National Bank

         Exhibit 7.3      Joint Filing Agreement






                                  9 of 9 Pages

                                                                     Exhibit 7.1


                                 PROMISSORY NOTE


Borrower:   Richard M. Osborne            Lender:   The Huntington National Bank
            7001 Center Street                           917 Euclid Avenue
            Mentor, OH 44081-1020                        Cleveland, OH 44115

--------------------------------------------------------------------------------


Principal Amount: $2,000,000.00    Initial Rate: 8.250%    Date of Note: 10-6-98
                                                                         -------


PROMISE TO PAY. RICHARD M. OSBORNE ("Borrower") promised to pay to THE HUNTINGTON NATIONAL BANK ("Lender"), or order, in lawful money of the Unites States of America, on demand, the principal amount of Two Million & 00/100 Dollars ($2,000,000.00) or so much as may be outstanding, together with interest on the unpaid outstanding principal balance of each advance. Interest shall be calculated from the date of each advance until repayment of each advance.

PAYMENT. Borrower will pay this loan immediately upon Lender's demand. In addition, Borrower will pay regular monthly payments of all accrued unpaid interest due as of each payment date, beginning October 30, 1998, with all subsequent interest payments to be due on the same day of each month after that. The annual interest rate for this Note is computed on a 355/360 basis; that is, by applying the ratio of the annual interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. Borrower will pay Lender at Lender's address shown above or at such other place as Lender may designate in writing. Unless otherwise agreed or required by applicable law, payments will be applied first to accrued unpaid interest, then to principal, and any remaining amount to any unpaid collection costs and late charges.

VARIABLE INTEREST RATE. The interest rate on this Note is subject to change from time to time based on changes in an index which is the Huntington National Bank Prime Commercial Rate (the "Index"). As used herein, Prime Commercial Rate shall meet the rate established by the Bank from time to time based on its consideration of economic, money market, business and competitive factors, and it is not necessarily the Bank's most favored rate. Subject to any maximum or minimum interest rate limitation specified herein or by applicable law, any variable rate of interest on the obligation evidenced hereby shall change automatically without notice to the undersigned immediately with each change in the Prime Commercial Rate. Lender will tell Borrower the current Index rate upon Borrower's request. Borrower understands that Lender may make loans based on other rates as well. The interest rate change will not occur more often than each day. The Index currently is 8.250% per annum. The interest rate to be applied to the unpaid principal balance of this Note will be at a rate equal to the Index, resulting in an initial rate of 8.250% per annum. NOTICE: Under no circumstances will the interest rate on this Note be more than the maximum rate allowed by applicable law.

PREPAYMENT. Borrower agrees that all loan fees and other prepaid finance charges are earned fully as of the date of the loan and will not be subject to refund upon early payment whether voluntary or as a result of default, except as otherwise required by law. Except for the foregoing, Borrower may pay without penalty all or a portion of the amount owed earlier than due. Early payments will not, unless agreed to by Lender in writing, relieve Borrower of Borrower's obligation to continue to make payments of accrued unpaid interest. Rather, they will reduce the principal balance due.

LATE CHARGE. If a regular scheduled interest payment is 11 days or more late, Borrower will be charged 6.000% of the regular scheduled payment. If Lender demands payment of this loan, and Borrower does not pay the loan within 11 days after Lender's demand, Borrower also will be charged 5.000% of the sum of the unpaid principal plus accrued unpaid interest.

DEFAULT. Borrower will be in default if any of the following happens: (1) Borrower fails to make any payment when due, (b) Borrower breaks any promise Borrower has made to Lender, or Borrower fails to comply with or to perform when due, any other term, obligation, covenant, or condition contained in this Note or any agreement related to this Note, or in any other agreement or loan Borrower has with Lender, (c) Borrower defaults under any loan, extension of credit, security agreement, purchase or sales agreement, or any other agreement, in favor of any other creditor or person that may materially affect any of Borrower's property at Borrower's ability to repay this Note or perform Borrower's obligation under this Note or any of the Related Documents, (d) Any representation or statement made or furnished to Lender by Borrower or on Borrower's behalf is false or misleading in any material respect either now or at the time made or furnished, (e) Borrower dies or becomes insolvent, a receiver is appointed for any part of Borrower's property, Borrower makes an assignment for the benefit of creditors, or any proceeding is commenced by Borrower or against Borrower under any bankruptcy or insolvency laws, (f) Any creditor tried to take any of Borrower's property on or in which Lender has a lien or security interest. This includes a garnishment of any of Borrower's accounts with Lender, (g) Any of the events described in this default section occurs with respect to any guarantor of this Note, (h) A material adverse change occurs in Borrower's financial condition, or Lender believes the prospect of payment or performance of the indebtedness is impaired, (i) Lender in good faith deems itself insecure.

LENDER'S RIGHTS. Upon default, Lender may declare the entire unpaid principal balance on the Note and all accrued unpaid interest immediately due, without notice, and then Borrower will pay that amount. Upon default, including failure to pay upon final maturity, Lender, at its option, may also, if permitted under applicable law, increase the variable interest rate on this Note to 3.000 percentage points over the Index. The interest rate will not exceed the maximum rate permitted by applicable law. Lender may hire or pay someone else to help collect this Note if Borrower does not pay. Borrower also will pay Lender that amount. This includes, subject to any limits under applicable law, Lender's attorney's fees and Lender's legal expenses whether or not there is a lawsuit, including attorneys' fees and legal expenses for bankruptcy proceedings including efforts to modify or vacate any automatic stay or injunctions, appeals and any anticipated post-judgement collection services. If not prohibited by applicable law, Borrower also will pay any court costs, in addition to all other sums provided by law. This Note has been delivered to Lender and accepted by Lender in the State of Ohio. If there is a lawsuit, Borrower agrees upon Lender's request to submit to the jurisdiction of the courts of CUYAHOGA County, the State of Ohio. Lender and

Borrower hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by either Lender or Borrower against the other. This Note shall be governed by and construed in accordance with the laws of the State of Ohio.

CONFESSION OF JUDGMENT. Borrower hereby irrevocably authorizes and empowers any attorney- at-law, including an attorney hired by Lender, to appear in any court of record and to confess judgment against Borrower for the unpaid amount of this Note as evidenced by an affidavit signed by an officer of Lender setting forth the amount then due, plus attorneys' fees as provided in this Note, plus costs of suit and to release all errors and waive all rights of appeal. If a copy of this Note, verified by an affidavit, shall have been filed in the proceeding, it will not be necessary to file the original as a warrant of attorney. Borrower waives the right to any stay of execution and the benefit of all exemption laws now or hereafter in effect. No single exercise of the foregoing warrant and power to confess judgment will be deemed to exhaust the power, whether or not any such exercise shall be held by any court to be invalid, voidable, or void; but the power will continue undiminished and may be exercised from time to time as Lender may elect until all amounts owing on this Note have been paid in full. Borrower waives any conflict of interest that an attorney hired by Lender may have in acting on behalf of Borrower in confessing judgment against Borrower while such attorney is retained by Lender. Borrower expressly consents to such attorney acting for Borrower in confessing judgment.

DISHONORED ITEM FEE. Borrower will pay a fee to Lender of $18.00 if Borrower makes a payment on Borrower's loan and this check or preauthorized charge with which Borrower pays is later dishonored.

RIGHT OF SETOFF. Borrower grants to Lender a contractual possessory security interest in, and hereby assigns, conveys, adheres, pledges and transfers to Lender all Borrower's right, title and interest in and to, Borrower's accounts with Lender (whether checking, savings, or some other account), including without limitation all accounts held jointly with someone else and all accounts Borrower may open in the future, excluding however all IRA and Keough accounts, and all trust accounts for which the grant of a security interest would be prohibited by law, Borrower authorizes Lender, to the extent permitted by applicable law, to charge or set off all sums owing on this Note against any and all such accounts.

LINE OF CREDIT. This Note evidences a revolving line of credit. Advances under this Note, as well as directions for payment from Borrower's accounts, may be requested orally or in writing by Borrower or by an authorized person. Lender may but need not, require that all oral requests be confirmed in writing. Borrower agrees to be liable for all sums either: (a) advanced in accordance with the instructions of an authorized person or (b) credited to any of Borrower's accounts with Lender. The unpaid principal balance owing on this Note at any time may be evidenced by endorsement on this Note or by Lender's internal records, including daily computer print-outs. Lender will have no obligation to advance funds under this Note if: (a) Borrower or any guarantor is in default under the terms of this Note or any agreement that Borrower or any guarantor has with Lender, including any agreement made in connection with the signing of this Note; (b) Borrower or any guarantor ceases doing business or is insolvent; (c) any guarantor seeks, claims or otherwise attempts to limit, modify or revoke such guarantor's guarantee of this Note or any other loan with Lender; (d) Borrower has applied funds provided pursuant to this Note for purposes other than those authorized by Lender; or (e) Lender in good faith deems itself insecure under this Note or any other agreement between Lender and Borrower.

FINANCIAL STATEMENTS. Borrower agrees to furnish from time to time on the request of the Lender true and complete financial statements and such other information as the Lender may reasonably require.

YEAR 2000 WARRANTY. Borrower warrants and represents to and covenants with Lender that on or after the date of this Note, as long as any of the Indebtedness provided for herein remains unpaid:

         (1) Borrower, on behalf of Borrower and any material subsidiaries of Borrower (hereinafter referred to as the "Organization"), has; (a) undertaken a detailed inventory, review, and assessment of all areas within and affecting the Organization's business and operations that could be adversely affected by the failure of the Organization to be Year 2000 Compliant (as hereinafter defined) on a timely basis; (b) developed a plan and time line for becoming Year 2000 Compliant on a timely basis; and (c) to date, implemented that plan in accordance with the specified timetable in all material respects; and

         (2) The Organization reasonable anticipated that the Organization will be Year 2000 Compliant on a timely basis,

         (3) Borrower shall deliver to Lender; (a) immediately upon becoming aware of the existence of any condition or event which constitutes or will constitute, but for the passage of time or giving of notice of both, an event of default, a written notices specifying the nature and period of existence thereof and what action the Organization is taking or proposes to take with respect thereto; and (b)at the request of Lender, such information, documentation and materials as Lender may from time to time reasonably require including, but not limited to, (i) the Organization's Year 2000 plan and time line, (ii) any management or other letters from the Organization's, accountants addressing or mentioning the Organization's Year 2000 Compliance or (iii) such other information, documentation and materials as Lender may reasonably request from time to time in order to confirm that the Organization is Year 2000 Compliant and the method(s) used by the Organization to become Year 2000 Compliant.

         As used herein, "Year 2000 Compliant" shall mean that all software, embedded and other processing capabilities utilized by the Organization or the Organization's key suppliers, vendors and customers will correctly process, sequence and calculate, without interruption, all date and date related data for all dates to, through and after, January 1, 2000, including leap year calculations, and shall recognize, store and transmit date data in a format which clearly indicates the correct century.

GENERAL PROVISIONS. This Note is payable on demand. The Inclusion of specific default provisions or rights of Lender shall not preclude Lender's right to declare payment of this Note on its demand. If any part of this Note cannot be enforced, this fact will not affect the rest of the Note. In particular, this section means (among other things) that Borrower does not agree or intend to pay, and Lendor does not agree or intend to contract for, charge, collect, take, reserve or receive (collectively referred to herein as "charge or collect"), any amount in the nature of interest or in the nature of a fee for this loan, which would in any way or event (including demand, prepayment, or acceleration) cause Lender to charge or collect more for this loan then the maximum Lender would be permitted to charge or collect by federal law or the law of the State of Ohio (as applicable). Any such excess interest or unauthorized fee shall, instead of anything stated to the contrary, be applied first to reduce the principal balance of the loan, and when the principal has been paid in full, be refunded to Borrower. Lender may delay or forgo enforcing any of its rights or remedies under this Note without losing them. Borrower and any other person who signs, guarantees or endorses this Note, to the extent allowed by law, waive presentment, demand for payment, protest and notice of dishonor. Upon any changes in the terms of this Note, and unless otherwise expressly stated in writing, no party who signs this Note, whether as maker, guarantor, accommodation maker, or endorser, shall be released from liability. All such parties agree that Lender may renew or extend (repeatedly and for any length of time) this loan, or release any party or guarantor or collateral; or impair, fail to realize upon or perfect Lender's security interest in the collateral; and take any other action deemed necessary by Lender without the consent of or notice to anyone. All such parties also agree that Lender may modify this loan without the consent of or notice to anyone other than the party with whom the modification is made.

PRIOR TO SIGNING THIS NOTE, BORROWER READ AND UNDERSTOOD ALL THE
PROVISIONS OF THIS NOTE, INCLUDING THE VARIABLE INTEREST RATE PROVISIONS. BORROWER AGREES TO THE TERMS OF THE NOTE AND ACKNOWLEDGES RECEIPT OF A COMPLETED COPY OF THE NOTE.

NOTICE: FOR THIS NOTICE "YOU" MEANS THE BORROWER AND "HIS" MEANS
LENDER.

WARNING - BY SIGNING THIS PAPER YOU GIVE UP YOUR RIGHT TO NOTICE AND COURT TRIAL IF YOU DO NOT PAY ON TIME, A COURT JUDGMENT MAY BE TAKEN AGAINST YOU WITHOUT YOUR PRIOR KNOWLEDGE AND THE POWERS OF A COURT CAN BE USED TO COLLECT FROM YOU REGARDLESS OF ANY CLAIMS YOU MAY HAVE AGAINST THE CREDITOR WHETHER FOR RETURNED GOODS, FAULTY GOODS, FAILURE ON HIS PART TO COMPLY WITH THE AGREEMENT, OR ANY OTHER CAUSE.

Borrower:



X      /s/  Richard M. Osborne
  ----------------------------
         RICHARD M. OSBORNE

                                                                     Exhibit 7.2


                    COMMERCIAL PLEDGE AND SECURITY AGREEMENT

THIS COMMERCIAL PLEDGE AND SECURITY AGREEMENT is entered into among RICHARD M. OSBORNE (referred to below as "Borrower"); and RICHARD M. OSBORNE TRUST U/A DATED JANUARY 13, 1995 (referred to below as "Grantor"); and THE HUNTINGTON NATIONAL BANK (referred to below as "Lender").

GRANT OF SECURITY INTEREST. For valuable consideration, Grantor grants to Lender a security interest in the Collateral to secure the indebtedness and agree that Lender shall have the rights stated in this Agreement with respect to the Collateral, in addition to all other rights which Lender may have by law.

DEFINITIONS. The following words shall have the following meanings when used in this Agreement;

         AGREEMENT. The word "Agreement" means this Commercial Pledge and Security Agreement, as this Commercial Pledge and Security Agreement may be amended or modified form time to time, together with all exhibits and schedules attached to this Commercial Pledge and Security Agreement from time to time.

         BORROWER. The word "Borrower" means each and every person or entity signing the Note, including without limitation RICHARD M. OSBORNE.

         COLLATERAL. The word "Collateral" means the following specifically describes property, which Grantor has delivered or agrees to deliver (or cause to be delivered or appropriate book entries made), immediately to Lender, together with all Income and Proceeds as described below;

             88,075 shares of GLB BANCORP, INC.  CERT# C0008   CUSIP# 361778103
             87,875 shares of GLB BANCORP, INC.  CERT# C0234   CUSIP# 361778103

         In addition, the word "Collateral" includes all property of Grantor, in the possession of Lender (or in the possession of a third party subject to the control of Lender), whether now or hereafter existing and whether tangible or intangible in character, including without limitiation each of the following:

                  (a) All property to which Lender requires title or documents of title,
                  (b) All property assigned to Lender,
                  (c) All promissory notes, bills of exchange, stock certificates, bonds, savings passbooks, time certificates of deposits, insurance policies, and all other instruments and evidences of an obligation.
                  (d) All records relating to any of the property described in this Collateral section, whether in the form of a writing, microfilm, microfiche, or electronic mediafile.

         EVENT OF DEFAULT. The words "Event of Default" mean and include without limitation any of the Events of Default set forth below in the section titled "Events of Default".

         GRANTOR. The word "Grantor" means RICHARD M. OSBORNE TRUST U/A DATED JANUARY 13, 1995. Any Grantor who signs this Agreement, but does not sign the Note, is signing this Agreement only to grant a security interest in Grantor's interest in the Collateral to Lender and is not personally liable under the Note except as otherwise provided by contract or law (e.g., personal liability under a guaranty or as a surety).

         GUARANTOR. The word "Guarantor" means and includes without verification each and all of the guarantors, sureties, and accommodation parties in connection with the Indebtedness.

         INCOME AND PROCEEDS. The words "Income and Proceeds" mean all present and future income, proceeds, earnings, increases, and substitutions from or for the Collateral of every kind and nature, including without limitation all payments, interest, profits, distributions, benefits, rights, options, warrants, dividends, stock dividends, stock splits, stock rights, regulatory dividends, distributions, subscriptions, monies, claims for money due and to become due, proceeds of any insurance on the Collateral, shares of stock of different par value or no par value issued in substitution or exchange for shares included in the Collateral, and all other property Grantor is entitled to receive on account of such Collateral, including accounts, documents, instruments, chattel paper, and general intangibles.

         INDEBTEDNESS. The word "Indebtedness" means the indebtedness evidenced by the Note, including all principal and interest, together with all other indebtedness and costs and expenses for which Borrower or Grantor is responsible under this Agreement or under any of the related Documents. In addition, the word "Indebtedness" includes all other obligations, debts and liabilities, plus interest thereon, of Borrower, or any one or more of them, to Lender, as well as all claims by Lender against Borrower, or any one or more of them, whether existing now or later, whether they are voluntary or involuntary, due or not due, direct or indirect, absolute or contingent, liquidated or unliquated; whether Borrower may be liable individually or jointly with others; whether Borrower may be obligated as guarantor, surety, accommodation party or otherwise; whether recovery upon such indebtedness may be or hereafter may become barred by any statute of limitations; and whether such indebtedness may be or hereafter may become otherwise unenforceable.

         LENDER. The word "Lender" means THE HUNTINGTON NATIONAL BANK, its successors and assigns.

         NOTE. The word "Note" means the note or credit agreement dated 10/6/98, in the principal amount at $2,000,000.00 from Borrower to Lender, together with all renewals of, extensions of, modifications of, refinancings of, consolidations of and substitutions for the note or credit agreement.

         OBLIGOR. The word "Obligor" means and includes without limitation any and all persons or entities obligated to pay money or to perform some other act under the Collateral.

         RELATED DOCUMENTS. The words "Related Documents" mean and include without limitation all promissory notes, credit agreements, loan agreements, environmental agreements, guaranties, security agreements, mortgages, deeds of trust and all other instruments, agreements and documents, whether now or hereafter existing, executed in connection with the Indebtedness.

BORROWER'S WAIVERS AND RESPONSIBILITIES. Except as otherwise required under this Agreement or by applicable law, (a) Borrower agrees that Lender need not tell Borrower about any action or inaction Lender takes in connection with this Agreement; (b) Borrower assumes the responsibility for being and keeping informed about the Collateral; and (c) Borrower waives any defenses' that may arise because of any action or inaction of Lender, including without limitation any failure of Lender to realize upon the Collateral or any delay by Lender in realizing upon the Collateral and Borrower agrees to remain liable under the Note no matter what action Lender takes or fails to take under this Agreement.

GRANTOR'S REPRESENTATIONS AND WARRANTIES. Grantor warrants that: (a) this Agreement is executed at Borrower's request and not at the request of the Lender; (b) Grantor has the full right, power and authority to enter into this Agreement and to pledge the Collateral to Lender; (c) Grantor has established adequate means of obtaining from Borrower on a continuing basis information about Borrower's financial condition; and (d) Lender has made no representation to Grantor about Borrower or Borrower's creditworthiness.

GRANTOR'S WAIVERS. Grantor waives all requirements of presentment, protest, demand, and notice of dishonor or non-payment to Grantor, Borrower, or any other party to the Indebtedness or the Collateral. Lender may do any of the following with respect to any obligation of any Borrower, without first obtaining the consent of Grantor: (a) grant any extension of time for any payment; (b) grant any renewal; (c) permit any modification of payment terms or other terms; or (d) exchange or release any Collateral or other security. No such act or failure to act shall affect Lender's rights against Grantor or the Collateral.

If now or hereafter (a) Borrower shall be or become insolvent, and (b) the Indebtedness shall now and at all times until paid be fully secured by Collateral pledged by Borrower, Grantor hereby forever waives and relinquishes in favor of Lender and Borrower, and their respective successors, any claim or right to payment Grantor may now have or hereafter have or acquire against Borrower, by subrogation or otherwise, so that at no time shall Grantor be or become a "creditor" of Borrower within the meaning of 11 U.S.C. section 547(b), or any successor provision of the Federal bankruptcy laws.

RIGHT OF SETOFF. Grantor hereby grants Lender a contractual possessory security interest in and hereby assigns, conveys, delivers, pledges, and transfers all of Grantor's right, title and interests in and to Grantor's accounts with Lender (whether checking, savings, or some other account), including all accounts held jointly with someone else and all accounts Grantor may open in the future, excluding, however, all IRA and Keough accounts, and all trust accounts for which the grant of a security interest would be prohibited by law. Grantor authorizes Lender to the extent permitted by applicable law, to charge or setoff all Indebtedness against any and all such accounts.

GRANTOR'S REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE COLLATERAL. Grantor represents and warrants to Lender that:

         Ownership. Grantor is the lawful owner of the Collateral free and clear of all security interests, liens, encumbrances and claims of others except as disclosed to and accepted by Lender in writing prior execution of this Agreement.

         Right to Pledge. Grantor has the full right, power and authority to enter this Agreement and to pledge the Collateral.

         Binding Effect. This Agreement is binding upon Grantor, as well as Grantor's heirs, successors, representatives and assigns, and is legally enforceable in accordance with its terms.

         No Further Assignment. Grantor has not, and will not, sell, assign, transfer, encumber or otherwise dispose of any of Grantor's rights in the Collateral except as provided in this Agreement.

         No Defaults. There are no defaults existing under the Collateral, and there are no offsets or counterclaims to the same. Grantor will promptly perform each of the terms, conditions, covenants and agreements contained in the Collateral which are to be performed by Grantor, if any.

         No Violation. The execution and delivery of this Agreement will not violate any law or agreement governing Grantor or to which Grantor is a party, and its articles or agreements relating to entity incorporation, organization or existence do not prohibit any term or condition of this Agreement.

LENDER'S RIGHTS AND OBLIGATIONS WITH RESPECT TO COLLATERAL. Lender may hold the Collateral until all Indebtedness has been paid and satisfied and thereafter may deliver the Collateral to any Grantor. Lender shall have the following rights in addition to all other rights it may have by law:

         Maintenance and Protection of Collateral. Lender may, but shall not be obligated to, take such steps as it deems necessary or desirable to protect, maintain, insure, store, or care for the Collateral, including payment of any liens or claims against the Collateral. Lender may charge any cost incurred in so doing to Grantor.

         Income and Proceeds from the Collateral. Lender may receive all Income and Proceeds and add it to the Collateral. Grantor agrees to deliver to Lender immediately upon receipt, in the exact form received and without commingling with other property, all Income and Proceeds from the Collateral which may be received by, paid, or delivered to Grantor or for Grantor's account, whether as an addition to, in discharge of, in substitution of, or in exchange for any of the Collateral.

         Application of Cash. At Lender's option, Lender may apply any cash, whether included in the Collateral or received as Income and Proceeds or through liquidation, sale, or retirement, of the

         Collateral, to the satisfaction of the Indebtedness or such portion thereof as Lender shall choose, whether or not matured.

         Transactions with Others. Lender may (a) extend time for payment or other performance, (b) grant a renewal or change in terms or conditions, or (c) compromise, compound or release any obligation, with any one or make Obligors, endorsers, or Guarantors of the Indebtedness as Lender deems advisable, without obtaining the prior written consent of Grantor, and no such act or failure to act shall affect Lender's rights against Grantor or the Collateral.

         All Collateral Secures Indebtedness. All Collateral shall be security for the Indebtedness, whether that Collateral is located at one or more offices or branches of Lender and whether or not the office or branch where the Indebtedness is created is aware of or relies upon the Collateral.

         Collection of Collateral. Lender, at Lender's option may, but need not, collect directly from the Obligors on any of the Collateral or Income and Proceeds or other sums of money and other property due and to become due under the Collateral, and Grantor authorizes and directs the Obligors, if Lender exercises such option, to pay and deliver to Lender all Income and Proceeds and other sums of money and other property payable by the terms of the Collateral and to accept Lender's receipt for the payments.

         Power of Attorney. Grantor irrevocably appoints Lender as Grantor's attorney-in-fact, with full power of substitution, (a) to demand, collect, receive, receipt for, sue and recover all Income and Proceeds and other sums of money and other property which may now or hereafter become due, owing or payable from the Obligors in accordance with the terms of the Collateral; (b) to execute, sign and endorse any and all instruments, receipts, checks, drafts and warrants issued in payment for the Collateral; (c) to settle or compromise any and all claims arising under the Collateral, and in the place and stead of Grantor, execute and deliver Grantor's releases and acquittance for Grantor; (d) to file any claim or claims or to take any action or institute or take part in any proceeding, either Lender's own name or in the name of Grantor, or otherwise, which in the discretion of Lender may seem to be necessary or advisable; and (e) to execute in Grantor's name and to deliver to the Obligors on Grantor's behalf, at the time and in the manner specified by the Collateral, any necessary instruments or documents.

         Perfection of Security Interest. Upon request of Lender, Grantor will deliver to Lender any and all of the documents evidencing or constituting the Collateral. When applicable tax provides more than one method of perfection of Lender's security interest, Lender may choose the method(s) to be used. Upon request of Lender, Grantor will sign and deliver any writing necessary to perfect Lender's security interest. If the Collateral consists of securities for which no certificate has been issued, Grantor agrees, at Lender's option, either to request issuance of an appropriate certificate or to execute appropriate instructions on Lender's forms instructing the issuer, transfer agent, mutual fund company, or broker, as the case may be, to record on the books or records, by book-entry or otherwise, Lender's security interest in the Collateral. Grantor hereby appoints Lender as Grantor's irrevocable attorney-in-fact for the purpose of executing any documents necessary to perfect or to continue the security interest granted in this Agreement. This is a continuing Security Agreement and will continue in effect even though all of any part of the Indebtedness is paid in full and even though for a period of time Borrower may not be indebted to Lender.

EXPENDITURES BY LENDER. If not discharged or paid when due, Lender may (but shall not be obligated to) discharge or pay any amounts required to be discharged or paid by Grantor under this Agreement, including without limitation, all taxes, liens, security interests, encumbrances and other claims, at any time levied or placed on the Collateral. Lender also may (but shall not be obligated to) pay all costs for insuring, maintaining and preserving the Collateral. All such expenditures incurred or paid by Lender for such purpose will then bear interest at the rate charged under the Note form the date incurred or paid by Lender to the date of repayment by Grantor. All such expenses shall become a part of the Indebtedness and, at Lender's option, will
(a) be payable on demand, (b) be added to the balance of the Note and be apportioned among and be payable with any installment payments to become due during either (i) the term of any applicable insurance policy or (ii) the remaining term of the Note, or (c) be treated as a balloon payment which will be due and payable at the Note's maturity. This Agreement also will secure payment of these amounts. Such rights shall be in addition to all other rights and remedies to which Lender may be entitled upon the occurrence of an Event of Default.

LIMITATIONS ON OBLIGATIONS OF LENDER. Lender shall use ordinary reasonable care in the physical preservation and custody of the Collateral in Lender's possession, but shall have no other obligation to protect the Collateral or its value, in particular, but without limitation, Lender shall have no responsibility for (a) any depreciation in value of the Collateral or for the collection or protection of any Income and Proceeds from the Collateral, (b) preservation of rights against parties to the Collateral or against third persons, (c) ascertaining any maturities, calls, conversions, exchanges, offers, tenders, or similar matters relating to any of the Collateral, or (d) informing Grantor about any of the above, whether or not Lender has or is deemed to have knowledge of such matters. Except as provided above, Lender shall have no liability for depreciation or deterioration of the Collateral.

EVENTS OF DEFAULT. Each of the following shall continue and Event of Default under this Agreement:

         Default on Indebtedness. Failure of Borrower to make any payment when due on the Indebtedness.

         Other Defaults. Failure of Borrower or Grantor to comply with or to perform any other term, obligation, covenant or condition contained in this Agreement or in any of the Related Documents or failure of Borrower to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Borrower.

         Default in Favor of Third Parties. Should Borrower or any Grantor default under any loan, obligation of credit, security agreement, purchase or sales agreement, or any other agreement, in favor of any other creditor or person that may materially effect any of Borrower's property or

         Borrower's or any Grantor's ability to repay the Loans or perform their respective obligation under this Agreement or any of the Related Documents.

         False Statement. Any warranty, representation or statement made or furnished to Lender by or on behalf of Borrower or Grantor under this Agreement, the Note or the Related Documents is false or misleading in any material of respect, either now or at the time made or furnished.

         Defective Collateralization. This Agreement or any of the Related Documents ceases to be in full force and affect (including failure of any collateral documents to create a valid and perfected security interest or lien) at any time and for any reason.

         Death or Insolvency. The death of Borrower or Grantor or the dissolution or termination of Borrower of Grantor's existence as a going business, the insolvency of Borrower or Grantor, the appointment of a receiver for any part of Borrower or Grantor's property, any assignment for the benefits of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Borrower or Grantor.

         Creditor or Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial processing, self-help, rescession or any other method, by any creditor of Borrower or Grantor or by any governmental agency against the Collateral or any other collateral securing the Indebtedness. This includes a garnishment of any of Borrower or Grantor's deposit accounts with Lender.

         Events Affecting Guarantor. Any of the preceding events occurs with respect to any Guarantor of any of the Indebtedness or such Guarantor dies or becomes incompetent.

         Adverse Change. A material adverse change occurs in Borrower's financial condition or Lender believes the prospect of payment or performance of the Indebtedness is impaired.

         Insecurity.  Lender, in good faith, deems itself insecure.

RIGHTS AND REMEDIES ON DEFAULT. If an Event of Default occurs under this Agreement, at any time thereafter, Lender may exercise any one or more of the following rights and remedies:

         Accelerate Indebtedness. Declare all Indebtedness, including any prepayment penalty which Borrower would be required to pay, immediately due and payable, without notice of any kind to Borrower or Grantor.

         Collect the Collateral. Collect any of the Collateral and, at Lender's option and to the extent permitted by applicable law, retain possession of the Collateral while suing on the Indebtedness.

         Sell the Collateral. Sell the Collateral at Lender's discretion, as a unit or in parcels, at one or more public or private sales. Unless the Collateral is perishable or threatens to decline speedily in value or is of a type customarily sold on a recognized market, Lender shall give or mail to Grantor, or any of them, notice at least ten (10) days in advance of the time and place of any pubic sale or of the date after which any private sale may be made. Grantor agrees that any requirement of reasonable notice is satisfied if Lender mails notice by ordinary mail addressed to Grantor, or any of them, at the last address Grantor has given Lender in writing. If a pubic sale is held, there shall be sufficient compliance with all requirements of notice to the public by a single publication in any newspaper of general circulation in the county where the Collateral is located, setting forth the time and place of sale and a brief description of the property to be sold. Lender may be a purchaser at any public sale.

         Register Securities. Register any securities included in the Collateral in Lender's name and exercise any rights normally incident to the ownership of securities.

         Sell Securities. Sell any securities included in the Collateral in a manner consistent with applicable federal and state securities laws, notwithstanding any other provision of this or any other agreement. If, because of restrictions under such laws, Lender is or believes it is unable to sell the securities in an open market transaction, Grantor agrees that Lender shall have no obligation to delay sale until the securities can be registered, and may make a private sale to one or more persons or to a restricted group of persons, even though such sale may result in a price that is less favorable than might be obtained in an open market transaction, and such a sale shall be considered commercially reasonable. If any securities held as Collateral are "restricted securities" as defined in the Rules of the Securities and Exchange Commission (such as Regulation D or Rule 14A) or state securities departments under state "Blue Sky" laws, or if Borrower or Grantor is an affiliate of the issuer of the securities, Borrower and Grantor agree that neither Grantor nor any agent of Grantor will sell or dispose of any securities of such issuer without obtaining Lender's prior written consent.

         Foreclosure. Maintain a judicial suit for foreclosure and sale of the Collateral.

         Transfer Title. Effect transfer of title upon sale of all or part of the Collateral. For this purpose, Grantor irrevocably appoints Lender as its attorney-in-fact to execute endorsements, assignments and instruments in the name of Grantor and each of them (if more than one) as shall be necessary or reasonable.

         Other Rights and Remedies. Have and exercise any or all of the rights and remedies of a secured creditor under the provisions of the Uniform Commercial Code, at law, in equity, or otherwise.

         Application of Proceeds. Apply any cash which is part of the Collateral, or which is received from the collection or sale of the Collateral, to reimbursement of any expenses, including any costs for registration of securities, commissions incurred in connection with a sale, attorney fees as provided below, and court costs, whether or not there is a lawsuit and including any fees on appeal, incurred by Lender in connection with the collection and sale of such Collateral and to the payment of the Indebtedness of Borrower to Lender, with any excess funds to be paid to Grantor as the interests of

         Grantor may appear. Borrower agrees, to the extent permitted by law, to pay any deficiency after application of the proceeds of the Collateral to the Indebtedness.

         Cumulative Remedies. All of Lender's rights and remedies, whether evidenced by this Agreement or by any other writing, shall be cumulative and may be exercised singularly or concurrently. Election by Lender to pursue any remedy shall not exclude pursuit of any other remedy, and an election to make expenditures or to take action to perform an obligation of Grantor under this Agreement, after Grantor's failure to perform, shall not affect Lender's right to declare a default and to exercise its remedies.

MISCELLANEOUS PROVISIONS. The following miscellaneous provisions are a part of this Agreement:

         Amendments. This Agreement, together with any Related Documents, constitutes the entire understanding and agreement of the parties as to the matters set forth in this Agreement. No alteration of or amendment to this Agreement shall be effective unless given in writing and signed by the party or parties sought to be changed or bound by the alteration or amendment.

         Applicable Law. This Agreement has been delivered to Lender and accepted by Lender in the State of Ohio. If there is a lawsuit, Borrower and Grantor agree upon Lender's request to submit to the jurisdiction of the courts of CUYAHOGA County, the State of Ohio. Lender, Borrower and Grantor hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by either Lender, Borrower or Grantor against the other. This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio.

         Attorneys' Fees; Expenses. Borrower and Grantor agree to pay upon demand all of Lender's costs and expenses, including attorneys' fees and Lender's legal expenses, incurred in connection with the enforcement of this Agreement. Lender may pay someone else to help enforce this Agreement, and Borrower and Grantor shall pay the costs and expenses of such enforcement. Costs and expenses include Lender's attorneys' fees and legal expenses whether or not there is a lawsuit, including attorneys' fees and legal expenses for bankruptcy proceedings (and including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgment collection services. Borrower and Grantor also shall pay all court costs and such additional fees that may be directed by the court.

         Caption Headings. Caption headings in this Agreement are for convenience purposes only and are not to be used to interpret or define the provisions of this Agreement.

         Multiple Parties. All obligations of Borrower and Grantor under this Agreement shall be joint and several, and all references to Borrower shall mean each and every Borrower, and all references to Grantor shall mean each and every Grantor. This means that each of the persons signing below is responsible for all obligations in this Agreement.

         Notices. All notices required to be given under this agreement shall be given in writing, may be sent by telefacsimile (unless otherwise required by law), and shall be effective when actually delivered or when deposited with a nationally recognized overnight courier or deposited in the United States mail, first class, postage prepaid, addressed to the party to whom the notice is to be given at the address shown above. Any party may change its address for notices under this Agreement by giving formal written notice to the other parties, specifying that the purpose of the notice is to change the party's address. To the extent permitted by applicable law, if there is more than one Borrower or Grantor, notice to any Borrower or Grantor will continue notice to all Borrower and Grantors. For notice purposes, Borrower and Grantor will keep Lender informed at all times of Borrower and Grantor's current address(es).

         Severability. If a court of competent jurisdiction finds any provision of this Agreement to be invalid or unenforceable as to any person or circumstance, such finding shall not render that provision invalid or unenforceable as to any other persons or circumstances. If feasible, any such offending provision shall be deemed to be modified to be within the limits of enforceability or validity, however, if the offending provision cannot be so modified, it shall be stricken and all other provisions of this Agreement in all other respects shall remain valid and enforceable.

         Successor Interests. Subject to the limitation set forth above on transfer of the Collateral, this Agreement shall be binding upon and inure to the benefit of the parties, their successors and assigns.

         Waiver. Lender shall not be deemed to have waived any rights under this Agreement unless such waiver is given in writing and signed by Lender. No delay or omission on the part of Lender in exercising any right shall operate as a waiver of such right or any other right. A waiver by Lender of a provision of this Agreement shall not prejudice or constitute a waiver of Lender's right otherwise to demand strict compliance with that provision or any other provision of this Agreement. No prior waiver by Lender, nor any course of dealing between Lender and Grantor, shall constitute a waiver of any of Lender's rights or of any of Grantor's obligations as to any future transactions. Whenever the consent of Lender's required under this Agreement, the granting of such consent by Lender in any instance shall not constitute continuing consent in subsequent instances where such consent is required and in all cases such consent may be granted or withheld in the sole discretion of Lender.

BORROWER AND GRANTOR ACKNOWLEDGE HAVING READ ALL THE PROVISIONS OF THE PLEDGE AND SECURITY AGREEMENT, AND BORROWER AND GRANTOR AGREE TO ITS TERMS. THIS AGREEMENT IS DATED 10/6/98.

BORROWER:

X      /s/ Richard M. Osborne
 ----------------------------
         RICHARD M. OSBORNE


GRANTOR:

RICHARD M. OSBORNE TRUST U/A DATED JANUARY 13, 1996


X       /s/ Richard M. Osborne
  ----------------------------
          RICHARD M. OSBORNE, TRUSTEE

                                                                     EXHIBIT 7.3

                            AGREEMENT OF JOINT FILING


         Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission, the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

         This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original, and all of which together shall be deemed to constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: August 23, 2000

                                                TURKEY VULTURE FUND XIII, LTD.



                                                By:   /s/ Richard M. Osborne
                                                   -----------------------------
                                                     Richard M. Osborne, Manager


                                                RICHARD M. OSBORNE TRUST


                                                By:   /s/ Richard M. Osborne
                                                   -----------------------------
                                                     Richard M. Osborne, Trustee


                                                 /s/ Richard M. Osborne
                                                --------------------------------
                                                Richard M. Osborne, Individually